FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 19 June 2003
                         Commission File Number 0-30358

                                  ebookers plc
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F |X|        Form 40-F ____
                            -----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                   Yes                       No     |X|
                       -------                    ----------


                               If "Yes" is marked,
                             indicate below the file
                             number assigned to the
                                  registrant in
                              connection with Rule
                                   12g3-2(b):

                                 Not applicable.
Enclosures:

London Stock Exchange - Regulatory            18 Jun 2003             4 inc
announcement Directors Dealing

DEALINGS BY DIRECTORS


1) NAME OF COMPANY

    EBOOKERS PLC

2) NAME OF DIRECTOR

    NIGEL ADDISON SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

    AS NAMED IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

    N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    SALE OF SHARES

7)  Number of shares/amount of stock acquired

    N/A

8) % of issued Class

    N/A


9)  Number of shares/amount of stock disposed

    11,000

10)  %  of issued Class

     NEGLIGIBLE

11) Class of security

    ORDINARY SHARES OF 14P EACH NOMINAL VALUE

12) Price per share

    (pound)4.86

13) Date of transaction

    17 JUNE 2003

14) Date company informed

    17 JUNE 2003

15) Total holding following this notification

    12,000

16) Total percentage holding of issued class following this notification

    NEGLIGIBLE

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

    N/A

18) Period during which or date on which exercisable

    N/A

19) Total amount paid (if any) for grant of the option

    N/A

20) Description of shares or debentures involved: class, number.

    N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    N/A

22) Total number of shares or debentures over which options held following this notification

    N/A

23) Any additional information

    N/A

24) Name of contact and telephone number for queries

    LEIGH GRANT, DEPUTY COMPANY SECRETARY - 020 7489 2297

25) Name and signature of authorised company official responsible for making this notification

     HELEN O'BYRNE, COMPANY SECRETARY

    Date of Notification     18 JUNE 2003



                                       END




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                     ebookers plc


Dated:  June 19 2003                                 /s/ Helen O'Byrne
                                                     -----------------
                                                     Helen O'Byrne
                                                     Company Secretary